Liberto, Inc.
Lot 7B Blk 7 Emerald St., Gold Riverville Subd.
Burgos, Montalban, Rizal, the Philippines

February 2, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-4628

Attention:  Sirimal R. Mukerjee

Re:           Liberto, Inc.
Post Effective Amendment No. 5 to Registration Statement on Form S-1
Filed January 24, 2011
File No.: 333-148775

Dear Mr. Mukerjee:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated January 28, 2010 by Anne Nguyen Parker, Branch Chief, Legal Division of the United States Securities and Exchange Commission, this correspondence shall serve as acknowledgment by the Company of the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Liberto, Inc.

By:          /s/ Rosielyn S. Baclig
Rosielyn S. Baclig
Chief Executive Officer, Chief Financial Officer